SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

FIRST ADVANTAGE CORPORATION

(Name of Subject Company)

FIRST ADVANTAGE CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, U.S. $0.001 Par Value

(Title of Class of Securities)

31845F100

(CUSIP Number of Class of Securities)

Bret T. Jardine, Esq.

Acting General Counsel

First Advantage Corporation

12395 First American Way

Poway, CA 92064

(727) 214-3411

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Kenneth D. DeGiorgio, Esq.

General Counsel

The First American Corporation

1 First American Way

Santa Ana, California 92707-5913

(714) 250–3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Schedule 14D-9, as amended on November 3, 2009 and November 12, 2009 (the “Schedule 14D-9”), initially filed by First Advantage Corporation, a Delaware corporation (“First Advantage”), with the Securities and Exchange Commission (the “SEC”) on October 9, 2009. The Schedule 14D-9 relates to the offer by The First American Corporation, a California corporation (“First American”), as disclosed in a prospectus and offer to exchange contained in a Registration Statement on Form S-4 (as amended, supplemented or otherwise modified from time to time, the “Form S-4”) and a Tender Offer Statement filed on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”), each as initially filed by First American with the SEC on October 9, 2009, and the prospectus filed by First American with the SEC under Section 424(b)(3) of the Securities Act of 1933, as amended, on November 10, 2009 (the “Offer to Exchange”), to exchange 0.58 of a common share, par value $1.00 per share, of First American for each share of Class A common stock, par value $0.001 per share, of First Advantage, upon the terms and subject to the conditions set forth in the Offer to Exchange and the related letter of transmittal, which were filed as Exhibits (a)(4) and (a)(1)(i), respectively, to the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated herein by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item (8)(h) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are added at the end of Section 8(h) (Results of the Offer) of the Schedule 14D-9:

The subsequent offering period of the Offer expired as scheduled at 5:00 p.m., New York City time, on November 17, 2009. According to Amendment No. 4 to the Tender Offer Statement filed on Schedule TO by First American with the SEC on November 18, 2009 (“Amendment No. 4 to the Schedule TO”), as reported by the Exchange Agent, as of the expiration of the subsequent offering period, 13,975,239 Class A Shares were validly tendered into and not properly withdrawn from the Offer, representing approximately 89% of the Class A Shares outstanding. According to Amendment No. 4 to the Schedule TO, all Class A Shares validly tendered during the subsequent offering period were accepted for purchase immediately upon their being tendered.

According to Amendment No. 4 to the Schedule TO, after giving effect to the conversion of Class B Shares owned by First American and its subsidiaries on a one-for-one basis, after the expiration of the subsequent offering period, First American owned approximately 58,241,731 Class A Shares, representing approximately 97% of the equity interest in First Advantage.

According to Amendment No. 4 to the Schedule TO, following the expiration of the subsequent offering period, First American acquired all outstanding Class A Shares not tendered in the Offer by means of a short-form merger under Delaware law. According to Amendment No. 4 to the Schedule TO, as a result of the Merger, the outstanding Class A Shares held by the public at the effective time of the Merger were cancelled and converted into the right to receive the consideration provided in the Offer—0.58 of a First American Common Share for each Class A Share. According to Amendment No. 4 to the Schedule TO, First Advantage is now a wholly-owned subsidiary of First American and First American intends to cause the Class A Shares to be delisted from the NASDAQ Stock Market.

The press release issued by First American, on November 18, 2009, announcing the expiration of the subsequent offering period and the consummation of the Merger, is filed as an exhibit to this Statement and is incorporated by reference herein.

Item 9. Exhibits.

Item (9) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following item is added immediately after Exhibit No. (a)(15) in Item 9 of the Schedule 14D-9:

Exhibit No.	Description

(a)(16)	Press Release issued by The First American Corporation, dated November 18, 2009 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by The First American Corporation on November 18, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST ADVANTAGE CORPORATION

By:	/s/ John Lamson
Name:	John Lamson
Title:	Executive Vice President and Chief Financial Officer

Dated: November 19, 2009